May 2, 2018

Todd C. Larson
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Inc.
16600 Swingley Ridge Road
Chesterfield, MO 63017

       Re: Reinsurance Group of America, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-11848

Dear Mr. Larson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 16. Short Duration contracts, page 148

1. Please provide us the information required by ASC 944-40-50-3 separately by short duration and long duration contracts, and tell us why you did not include this information in the notes to consolidated financial statements.
2. Please refer to the reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expense in the consolidated balance sheet as of December 31, 2017. Regarding the adjustment "effect of discounting and unallocated claims adjustment expense," provide us the amount related to unallocated claims adjustment expense and tell us why this adjustment is a deduction in the reconciliation.
 Todd C. Larson
Reinsurance Group of America, Inc.
May 2, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 with any questions.

FirstName LastNameTodd C. Larson
Comapany NameReinsurance Group of America, Inc.
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June 16, 2017 Page 2                                      Office of Healthcare
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